--------------------------------------------------------------------------------
                                  CONFIDENTIAL
--------------------------------------------------------------------------------

THIS DOCUMENT CONTAINS OPERATIONAL AND FINANCIAL INFORMATION, WHICH IS CONFIDENTIAL AND SHOULD ONLY BE DISCUSSED WITH NISOURCE PERSONNEL WHO REQUIRE SUCH KNOWLEDGE WITHIN THE SCOPE OF THEIR EMPLOYMENT. THIS MATERIAL MAY NOT BE RELEASED OR ITS CONTENTS DISCUSSED OUTSIDE THE COMPANY UNLESS AUTHORIZED BY A MEMBER OF NISOURCE'S SENIOR MANAGEMENT.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U5S/A

                                  ANNUAL REPORT

                      For the Year Ended December 31, 2001


        Filed pursuant to the Public Utility Holding Company Act of 1935


                                  NISOURCE INC.

                              COLUMBIA ENERGY GROUP
                      (Name of registered holding company)

                                801 E 86th Avenue
                           Merrillville, Indiana 46410

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

THIS AMENDMENT NO. 3 TO NISOURCE INC. FORM U5S ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2001, IS BEING FILED TO UPDATE ITEM 1 TO INCLUDE IWC RESOURCES CORPORATION AND ITS SUBSIDIARIES, FOOTNOTES RELATED TO TRANSACTIONS INVOLVING ENERGYUSA APPALACHIAN CORP. AND NISOURCE CORPORATE SERVICES COMPANY AND COMPANIES DISSOLVED DURING 2001, AND ADDITIONAL INDICATIONS OF INACTIVE SUBSIDIARIES.



                                TABLE OF CONTENTS


                                                                                             Page or
                                                                                           Exhibit No.
                                                                                           -----------
Item 1.  System Companies and Investment Therein as of December 31, 2001...........              3

Signature..........................................................................              9

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)

ITEM 1 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY


                                                                       NUMBER OF % OF VOTING    ISSUER    OWNER'S
                                                                          COMMON    POWER OR      BOOK       BOOK              TYPE
                                                                          SHARES    INTEREST     VALUE      VALUE                OF
TIER NAME OF COMPANY (COMPANY ABBREVIATION)                                HELD        HELD     ($000)     ($000)          BUSINESS
-----------------------------------------------------------------------------------------------------------------------------------
      NISOURCE INC. (NI) (h)                                                                                        Holding company
   1    Bay State Gas Company (BSG)                                          100       100.0   534,381    534,381    Gas utility
          Unsecured Debt                                                       -           -   236,085    236,085
          Subsidiaries:
   2        Bay State GPE, Inc. (BSGPE)                                    1,000       100.0       133        133      Electric
                                                                                                                      generation
   2        Northern Utilities, Inc. (NU)                                    100       100.0   111,095    111,095     Gas utility
             Unsecured Debt                                                    -           -    78,833     78,833
   1    Columbia Energy Group (CG)                                         3,000       100.0 2,177,174  6,236,587   Holding company
          Unsecured Debt                                                       -           -   310,235    310,235
          Subsidiaries:
   2        Columbia Atlantic Trading Corporation (CAT)                      308       100.0     5,001      5,001    Gas-related
                                                                                                                       ventures
   2        Columbia Energy Group Capital Corporation (CCC)                    1       100.0     1,320      1,320   Holding company
                Subsidiary:
   3            TriStar Gas Technologies, Inc. (TGT) *                    20,000       100.0         -          -   Holding company
   2        Columbia Energy Resources, Inc. (CER)                              1       100.0   123,139    123,139   Holding company
              Subsidiaries:
   3            Alamco-Delaware, Inc. (AD)                                   100       100.0     7,441      7,441    Exploration &
                                                                                                                     Production of
                                                                                                                      Natural Gas
   3            Columbia Natural Resources, Inc. (CNR)                         2       100.0   120,318    120,318    Exploration &
                                                                                                                     Production of
                                                                                                                      Natural Gas
   3            Columbia Natural Resources Canada, Ltd. (CNRCL)                1       100.0    11,474     11,474    Exploration &
                                                                                                                     Production of
                                                                                                                      Natural Gas
   3            Hawg Hauling & Disposal, Inc. (HH)                           900       100.0     1,185      1,185  Brine hauling and
                                                                                                                   disposal services
   2        Columbia Energy Services Corporation (CES)                     2,500       100.0  (127,203)  (127,203)  Energy-related
                                                                                                                       services
              Subsidiaries:
   3            Columbia Energy Marketing Corporation (CEM) *                101       100.0         -          -   Energy marketing
   3            Columbia Energy Power Marketing Corporation (CPM) *            1       100.0         -          -   Power marketing
   3            Columbia Energy Retail Corporation (CERC) *                2,000       100.0         -          -    Energy-related
                                                                                                                        services
   2        Columbia Finance Corporation (CFC)                                10       100.0     8,519      8,519   holding Company
              Subsidiary:
   3            Columbia Accounts Receivable Corporation (CAR)                10       100.0     8,519      8,519   Purchase & sales
                                                                                                                        of trade
                                                                                                                      receivables
   2        Columbia Gas of Kentucky, Inc. (CKY)                         952,248       100.0    80,048     80,048     Gas utility
              Unsecured Debt                                                   -           -    42,209     42,209
   2        Columbia Gas of Maryland, Inc. (CMD)                           2,883       100.0    27,181     27,181     Gas utility
              Unsecured Debt                                                   -           -    18,975     18,975
   2        Columbia Gas of Ohio, Inc. (COH)                           4,769,585       100.0   372,535    372,535     Gas utility
              Unsecured Debt                                                   -           -   207,232    207,232
   2        Columbia Gas of Pennsylvania, Inc. (CPA)                   1,805,112       100.0   194,455    194,455     Gas utility
              Unsecured Debt                                                   -           -   185,215    185,215
-----------------------------------------------------------------------------------------------------------------------------------

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)

ITEM 1 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY


                                                                  NUMBER OF    % OF VOTING      ISSUER     OWNER'S
                                                                     COMMON       POWER OR  BOOK VALUE  BOOK VALUE    TYPE OF
 TIER  NAME OF COMPANY (COMPANY ABBREVIATION)                 SHARES HELD  INTEREST HELD      ($000)      ($000)    BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
   2       Columbia Gas of Virginia, Inc. (CGV)                1,306,106          100.0     165,554     165,554     Gas utility
             Unsecured Debt                                            -              -     130,175     130,175
   2       Columbia Gas Transmission Corporation (TCO)             1,934          100.0   1,088,297   1,088,297     Gas pipeline
             Secured Debt                                              -              -     385,925     385,925      and storage
   2       Columbia Gulf Transmission Company (CGT)                1,933          100.0     124,214     124,214     Gas pipeline
             Unsecured Debt                                            -              -      77,468      77,468      and storage
   2       Columbia Insurance Corporation, Ltd. (CICL)            14,800          100.0       5,643       5,643     Insurance
                                                                                                                     Group
   2       Columbia LNG Corporation (CLNG)(i)                      3,519           92.1       8,517       8,517     Owning and
                                                                                                                     operating
                                                                                                                     LNG storage
                                                                                                                     and trans-
                                                                                                                     portation
                                                                                                                     facilities
             Subsidiary:
   3           CLNG Corporation (CLNGCO) *                           155          100.0           -           -     Owning and
                                                                                                                     Operating
                                                                                                                     LNG storage
                                                                                                                     and trans-
                                                                                                                     portation
                                                                                                                     facilities

   2       Columbia Network Services Corporation (CNS)               900          100.0       4,523       4,523     Holding
                                                                                                                     company
               Subsidiary:
   3             CNS Microwave, Inc. (CMC)                           110          100.0           -           -     Telecommuni-
                                                                                                                     cations and
                                                                                                                     information
                                                                                                                     services
   2       Columbia Petroleum Corporation (PET) *                  1,001          100.0           -           -     Petroleum
                                                                                                                     operations
   2       Columbia Pipeline Corporation (CPL)                         1          100.0       1,052       1,052     Operates
                                                                                                                     pipeline
                                                                                                                     & gathering
                                                                                                                     facilities
               Subsidiary:
   3             Columbia Deep Water Services Company (CDW)            1          100.0       1,009       1,009     Gas pipeline
                                                                                                                     development
   2       Columbia Remainder Corporation (CRC)                      100          100.0      (2,101)     (2,101)    Holding
                                                                                                                     company
               Subsidiaries:
   3             Columbia Electric Binghamton
                    General Corp. (CEB) *                            118          100.0           -           -     Power
                                                                                                                     generation
   3             Columbia Electric Binghamton
                    Limited Corp. (CEBL) *                           142          100.0           -           -     Power
                                                                                                                     generation
   3             Columbia Electric Haverstraw
                    Corporation (CHC) *                                1          100.0           -           -     Power
                                                                                                                     generation
   3             Haverstraw Bay, LLC (HBL) *  (a)                      -           98.0           -           -     Power
                                                                                                                     generation
   2       Columbia Service Partners, Inc. (CSP)                   2,940          100.0       5,154       5,154     Energy-
                                                                                                                     related
                                                                                                                     services
             Subsidiaries:
   3             Columbia Assurance Agency, Inc. (CAA)               850          100.0          19          19     Insurance
                                                                                                                     business
   3             Columbia Service Partners of Virginia, Inc.         100          100.0           -           -     Energy-
                                                                                                                     related
                                                                                                                     services
   2       Columbia Transmission Communications
              Corporation (CTC)                                        1          100.0      81,746      81,746     Telecommuni-
                                                                                                                     cations and
                                                                                                                     information
                                                                                                                     services
   1  EnergyUSA, Inc. (IN) (EUII)                                  1,000          100.0     (62,339)    (62,339)    Holding
                                                                                                                     company
        Unsecured Debt                                                 -              -      12,761      12,761
        Subsidiaries:
   2      EnergyUSA, Inc. (MA) (EUIM)                             10,000          100.0       6,865       6,865     Propane
                                                                                                                     company
            Unsecured Debt                                             -              -       5,722       5,722
          Subsidiaries:
   3        EnergySPE, Inc. (ESPE)*                               10,000          100.0        (634)       (634)    Energy-
                                                                                                                     related
                                                                                                                     services
------------------------------------------------------------------------------------------------------------------------------------

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)

ITEM 1 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY

                                                                NUMBER OF    % OF VOTING      ISSUER      OWNER'S
                                                                   COMMON       POWER OR  BOOK VALUE   BOOK VALUE         TYPE
 TIER  NAME OF COMPANY (COMPANY ABBREVIATION)                 SHARES HELD  INTEREST HELD      ($000)       ($000)  OF BUSINESS
-----------------------------------------------------------------------------------------------------------------------------------
 3          EnergyUSA (Connecticut), Inc. (EUIC)                    6,955          100.0     (3,207)      (3,207)  Energy-related
                                                                                                                   services
              Unsecured Debt                                            -              -      4,414         4,414
              Subsidiaries:
 4              Brayer Energy Solutions, Inc. (BES) *                 100          100.0       (881)        (881)  Energy-related
                                                                                                                   services
 4              EnergyUSA Engineering, Inc. (EUE)                     919          100.0     (1,277)      (1,277)  Engineering
                                                                                                                   services
 4              EnergyUSA Mechanical, Inc. (EUM) *                    400          100.0      2,087         2,087  Energy-related
                                                                                                                   services
 2          EnergyUSA-TPC Corp. (TPC)                                 100          100.0      8,794         8,794  Gas marketing
              Unsecured Debt                                            -              -      1,580         1,580
              Subsidiary:
 3              EnergyUSA Appalachian Corp. (EUA) (f)                 100          100.0      5,185         5,185  Holds oil & gas
                                                                                                                   exploration
                                                                                                                   investments
 2          NESI Energy Marketing L.L.C. (NEML) *  (b)                  -          100.0        233           233  Energy marketing
 2          NI Energy Services Transportation, Inc. (NEST)          1,000          100.0        354           354  Gas pipeline
 2          MS-1 Distribution & Storage Corporation (MS1) *           250          100.0          -             -  Gas storage
 2          NI Fuel Company, Inc. (NIFC)*                           1,000          100.0    (11,215)     (11,215)  Holds oil & gas
                                                                                                                   exploration
                                                                                                                   investments
 2          NI-TEX, Inc. (NITEX)                                    1,000          100.0     (1,707)      (1,707)  Holding company
              Unsecured Debt                                            -              -         16            16
 2          NI-TEX Gas Services Inc. (NGS)                            920          100.0      9,991         9,991  Holding company
 2          EnergyUSA Commercial Energy Services, Inc. (EUC)        1,000          100.0     (8,893)      (8,893)  Energy-related
                                                                                                                   services
 2          EnergyUSA Retail, Inc. (EUR)                            1,000          100.0     (7,259)      (7,259)  Retail gas
                                                                                                                   marketing
              Unsecured Debt                                            -              -     12,338        12,338
              Subsidiary:
 3              EnergyUSA Consumer Products Group, Inc. (EUP) *    10,000          100.0          -             -  Energy-related
                                                                                                                   services
 1  IWC Resources Corporation. (IWCR) *                             1,000          100.0    272,441       272,441  Holding company
         Unsecured Debt                                                 -              -     12,430        12,430
      Subsidiaries:
 2      Harbour Water Company (HWC) *                               1,000          100.0      6,807         6,807  Water utility
 2      Indianapolis Water Company (IWC) *                            500          100.0    319,720       319,720  Holding company
          Subsidiary:
 3          The Wellington Joint Venture (WJV) *                        -           25.0          -             -  Land development
 3          White River Enviornmental Partnership (WRP) *             100           52.0          -             -  Operator of
                                                                                                                   wastewater
                                                                                                                   treatment plants
 2      Irishman's Run Acquisition Company (IRAC) *                 1,000          100.0        110           110  Water utility
 2      IWC Morgan Water Corporation (IWCM) *                       1,000          100.0      6,718         6,718  Water utility
 2      Lawrence Water Company, Inc. (LWC) *                        1,000          100.0          -             -  Water utility
 2      Liberty Water Corporation (LWAC) *                            200          100.0        (30)         (30)  Water utility
          Unsecured Debt                                                -              -      1,157         1,157
 2      The Darlington Water Works Company (DWWC) *                 1,000          100.0        222           222  Water utility
-----------------------------------------------------------------------------------------------------------------------------------

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)

ITEM 1 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY


                                                        NUMBER OF    % OF VOTING        ISSUER      OWNER'S
                                                           COMMON       POWER OR    BOOK VALUE   BOOK VALUE    TYPE OF
 TIER NAME OF COMPANY (COMPANY ABBREVIATION)          SHARES HELD  INTEREST HELD        ($000)       ($000)   BUSINESS
-----------------------------------------------------------------------------------------------------------------------
1   Kokomo Gas and Fuel Company (KOKO)                 478,248          100.0        34,418        34,418   Gas Utility
      Unsecured Debt                                         -              -         1,015         1,015
      Subsidiary:
2       KGF Trading Company (KGF) *                        100          100.0              -            -   Gas brokering
1   NI Energy Services, Inc. (NESI)                      1,000          100.0       (19,130)      (19,130)  Holding Company
      Unsecured Debt                                         -              -        15,539        15,539
      Subsidiaries:
2       Crossroads Pipeline Company (CROSS)              1,000          100.0        (8,696)       (8,696)  Interstate gas
          Unsecured Debt                                     -              -        30,393        30,393     pipeline
2       Green Fuels, Inc. (GREEN) *                      1,000          100.0        (3,192)       (3,192)  Energy-related
          Unsecured Debt                                     -              -         3,312         3,312     services
2       NESI Power Marketing, Inc. (NPM) *               1,000          100.0       (19,888)      (19,888)  Power marketing
          Unsecured Debt                                     -              -        26,314        26,314
2       NiSource Energy Services Canada, Ltd. (NESCL) *      -          100.0          (421)         (421)  Holding company
          Subsidiary:
3           NESI Energy Marketing Canada Ltd. (NEMCL) *      -           70.0             -             -   Energy marketing
1   NiSource Capital Markets, Inc. (NCM)                 1,000          100.0        37,761        37,761   Financing subsidiary
      Unsecured Debt                                         -              -       449,956       449,956
1   NiSource Capital Trust I (NCT)  (c)                      -          100.0        (4,028)       (4,028)  Financing subsidiary
1   NiSource Corporate Services Company (NCS) (g)        1,000          100.0           400           400   Management services
      Unsecured Debt                                         -              -        45,409        45,409
1   NiSource Development Company, Inc. (NDEV)             1,000          100.0       (86,164)      (86,164) Holding Company
      Unsecured Debt                                          -              -       181,366       181,366
      Subsidiaries:
2       Analytic Sytems Laboratories, Inc. (ASL) *       1,167           70.0             -             -   Energy-related
                                                                                                              services
2       Cardinal Property Management, Inc. (CARD)        1,000          100.0           (76)          (76)  Real estate services
2       Customer Information Services, Inc. (CIS)        1,000          100.0            85            85   Consulting services
                                                                                                               for customer
                                                                                                              information systems
2       JOF Transportation Company (JOF)                 1,000          100.0         4,116         4,116   Holding company
          Unsecured Debt                                     -              -           288           288
2       KOGAF Enterprises, Inc. (KOGF)                     100          100.0            (6)           (6)  Real estate services
2       Lake Erie Land Company (LEL)                     1,000          100.0        71,373        71,373   Commercial and
                                                                                                             residential real
                                                                                                             estate services
          Subsidiary:
3           SCC Services, Inc. (SCC)                     1,000          100.0        (2,301)       (2,301)  Energy-related services
2       NDC Douglas Properties, Inc. (NDC)               1,000          100.0         9,663         9,663   Holds investments in
                                                                                                             affordable housing
                                                                                                             projects
          Unsecured Debt                                     -              -        10,411        10,411
2       Progeni, Inc. (PRO) *                            1,000          100.0        (2,728)       (2,728)  Energy-related services
          Unsecured Debt                                     -              -         5,098         5,098
------------------------------------------------------------------------------------------------------------------------------------

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)

ITEM 1 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY

                                                     NUMBER OF     % OF VOTING         ISSUER       OWNER'S
                                                        COMMON        POWER OR     BOOK VALUE    BOOK VALUE
 TIER   NAME OF COMPANY (COMPANY ABBREVIATION)     SHARES HELD   INTEREST HELD         ($000)        ($000)     TYPE OF BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
   2          Protonics Research,
                Inc. (PRI) *                             900            90.0             -             -     Energy-related Services
   2          South Works Power
                Company (SWP)                          1,000           100.0             -             -          Holds a lease
   1     NiSource Energy Technologies,
          Inc. (NET)                                     100           100.0        (6,215)       (6,215)        Holding company
            Unsecured Debt                                 -               -        17,859        17,859
   1     NiSource Finance Corp. (NFC)                    100           100.0      (232,732)     (232,732)     Financing subsidiary
            Unsecured Debt                                 -               -     2,929,602     2,929,602
   1     NiSource Pipeline Group, Inc. (NPG)           1,000           100.0        10,945        10,945         Holding company
            Subsidiaries:
   2          Granite State Gas Transmission,
               Inc. (GSGT)                            29,900           100.0         8,869         8,869     Interstate gas pipeline
                Unsecured Debt                             -               -        18,969        18,969
                Subsidiaries:
   3              Bay State Energy Enterprises,
                    Inc. (BSEE)                       10,000           100.0            69            69     Energy-related services
   3              Natural Gas Development,
                    Inc. (NGD)                        10,000           100.0           684           684         Holding company
   2          PNTGS Holding Corp. (PNTGS)              1,000           100.0             -             -         Holding company
   1     Northern Indiana Fuel and Light
           Company, Inc. (NIFL)                      275,000           100.0        45,390        45,390           Gas utility
            Unsecured Debt                                 -               -         4,000         4,000
            Subsidiary:
   2          Northern Indiana Trading Company,
                Inc. (NITC)                            1,000           100.0         4,043         4,043         Gas brokering
   1     Northern Indiana Public Service
           Company (NIP)                          73,282,258           100.0     1,036,314     1,036,314       Electric and gas
                                                                                                                   utility
            Secured Debt                                   -               -        55,000        55,000 oj
            Unsecured Debt                                 -               -     1,068,479     1,068,479
            Subsidiary:
   2          NIPSCO Exploration Company,
               Inc. (NEXCO) *                          1,000           100.0         2,261         2,261 om    Exploration company
   1     Primary Energy, Inc. (PEI)                    1,000           100.0          (794)         (794)om  Arranges energy-related
                                                                                                                   Projects
            Unsecured Debt                                 -               -         2,220         2,220 om
            Subsidiaries:
   2          Cokenergy, Inc.  (CEI)                   1,000           100.0           312           312 om     Power generation
                                                                                                                 project company
   2          Harbor Coal Company  (HCC)               1,000           100.0           324           324 cm     Power generation
                                                                                                                 project company
   2          Ironside Energy LLC (IEL)  (d)               -           100.0             -             -        Power generation
                                                                                                                 project company
                Unsecured Debt                             -               -         3,276         3,276 om
   2            Lakeside Energy Corporation (LEC)      1,000           100.0         7,660         7,660 om     Power generation
                                                                                                                 project company
                  Unsecured Debt                           -               -           703           703
   2            North Lake Energy Corporation (NLEC)   1,000           100.0        (4,128)       (4,128)       Power generation
                                                                                                                 project company
   2            Portside Energy Corporation (PORT)     1,000           100.0        (1,587)       (1,587)       Power generation
                                                                                                                 project company
   2            Whiting Clean Energy, Inc. (WCE)       1,000           100.0             -             -        Power generation
                                                                                                                 project company
                  Unsecured Debt                           -               -        15,923        15,923
------------------------------------------------------------------------------------------------------------------------------------

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)

ITEM 1 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY


                                                     NUMBER OF     % OF VOTING         ISSUER       OWNER'S
                                                        COMMON        POWER OR     BOOK VALUE    BOOK VALUE
 TIER   NAME OF COMPANY (COMPANY ABBREVIATION)     SHARES HELD   INTEREST HELD         ($000)        ($000)     TYPE OF BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
   1     SM&P Utility Resources,
               Inc. (SMP)  (e)                           100          100.0         46,522         17,000        Utility locating
           Subsidiary:                                                                                               business
   2         Colcom Incorporated (CI)  (e)              1,000          100.0           228            228        Utility locating
                                                                                                                     business
------------------------------------------------------------------------------------------------------------------------------------


        Note: All debt amounts exclude the current portion of long-term debt and money pool transactions and include intercompany notes payable.

        *   Company was inactive at December 31, 2001. 0.000368

    (a) Haverstraw Bay, LLC was involved with power generation. Columbia Electric Haverstraw Corporation owns a 2% interest and Columbia Remainder Corporation directly holds 98%.

    (b) NESI Energy Marketing L.L.C. was involved with the marketing of natural gas and electricity. EnergyUSA, Inc. (IN) owns a 100% interest.

    (c) NiSource Capital Trust I is a financing subsidiary of NiSource Inc. NiSource Inc. holds 100% of the common equity.

    (d) Primary Energy, Inc. owns a 100% interest in Ironside Energy LLC.

    (e) SM&P Utility Resources, Inc. was sold to The Laclede Group on January 28, 2002.

    (f) EnergyUSA Appalachian Corporation, an Indiana Corporation, was acquired on February 19, 2001. The company holds oil and gas exploration investments.

    (g) On December 31, 2000, Columbia Energy Group Service Corporation (a Delaware Corp.) merged with NiSource Corporate Services Company ( an Indiana Corp.) The combined company changed its name to NiSource Corporate Services Company ( a Delaware Corp.). The company performs management service for NiSource and its subsidiaries.

    (h) The following Companies were dissolved during 2001:
          Columbia Energy Marketing Holding Company (dissolved 05/25/01) ALERT Air Systems, Inc. (dissolved 12/05/01)
          ALERT Mechanical Services, Inc. (dissolved 12/26/01)
          Energy USA Commercial Energy Services, Inc. (dissolved 12/26/01) NESI Canadian Holding, Inc. (dissolved 09/06/01)
          NFCO Acquisition Company (dissolved 10/12/01)
          Hamilton Harbor Insurance Services, LTD. (dissolved 09/25/01)
          NI Telecomm, Inc. (dissolved 12/22/01)
          Shore Line Shops Incorporated (dissolved 12/20/01)
          Ironside Energy Corporation (dissolved 2/14/01)

    (i) Columbia LNG Corporation, which owns and operates LNG storage and transportation facilities is owned by Columbia Energy Group and Shell Consolidated Energy Resources, Inc. Columbia Energy Group has voting rights and owns 92.1% and Shell Consolidated Energy Resources, Inc. has voting rights and owns 7.9% of Columbia LNG Corporation.

SIGNATURES

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.



                                                        NISOURCE INC.
                                           ------------------------------------
                                                        (Registrant)


Dated:    December 16, 2002       By:            /s/  Jeffrey W. Grossman
        -----------------------            ------------------------------------
                                                    Jeffrey W. Grossman
                                               Vice President and Controller
                                              (Principal Accounting Officer)




                                                   COLUMBIA ENERGY GROUP
                                           ------------------------------------
                                                       (Registrant)



Dated:    December 16, 2002       By:            /s/  Jeffrey W. Grossman
        -----------------------            ------------------------------------
                                                    Jeffrey W. Grossman
                                                     Vice President




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